

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 8, 2016

Michael Favish
Chief Executive Officer
Guardion Health Sciences, Inc.
15150 Avenue of Science, Suite 200
San Diego, California 92128

> **Re:** **Guardion Health Sciences, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed October 12, 2016**
> **File No. 333-209488**

Dear Mr. Favish:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2016 letter.

Prospectus Cover Page

1.   We note your response to our prior comment two that you have added a price range of $1.00 to $1.50. However, it appears the prospectus cover page was revised to state that the Selling Securityholders will sell at approximately $1.00 per share until your shares are quoted on the OTC marketplace. Please provide a fixed price or range instead of giving an approximate price.

Prospectus Summary

Overview, page 3

2.   Please delete the reference to MapcatSF having been "fully tested" on patients over the last three years here and on page 38, given your disclosure on page 38 that MapcatSF has not undergone required testing for compliance with IEC 60601 standards.

Going Concern, page 4

3.   We note your revisions in response to our prior comment six. Please expand your disclosure to state that your auditors have expressed substantial doubt about your ability to continue as a going concern opinion.

Risk Factors

Our Bylaws have an exclusive forum for adjudication of disputes…, page 19

4.   We note your response to our prior comment seven. Please expand your disclosure on page 19 to highlight how exclusive forum provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

As key part of our business strategy . . ., page 11

5.   We note your response to our prior comment eight. Please tell us whether these collaborative relationships are material to the company. To the extent they are material, please discuss the material terms of any collaborative agreements and file the agreements as exhibits to the registration statement. Please also explain the relation of these collaborative relationships to your sales of Lumega-Z, including any overlap in clinical trials and sales. Please include similar disclosure in your Prospectus Summary and Business section, as appropriate.

Forward Looking Statements, page 25

6.   Please revise the last sentence in this section to indicate that you will update or revise forward-looking statements to the extent required by applicable law.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 26

7.   We note your revisions in response to our prior comment 14. Please revise your disclosure here and in your Business section to clearly state that the scientific literature and peer-reviewed papers, clinical trials and review articles do not relate specifically to

Lumega-Z but relate to the general use of carotenoid supplements and antioxidants that are widely used in ocular health products. Please also remove your statements here and elsewhere in the prospectus that these studies substantiate the safety and efficacy of your ingredients and formula for Lumega-Z and measurement principles of Mapcat SF as this suggests that the FDA has made a determination that your products are safe and effective.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 30

8.   With regard to your response to previous comment 17 you state in the disclosure: "In order to assist management in calculating such fair value, we retained a third party valuation firm in determining the value of our Company. The third party valuation firm's input was utilized in determining the related per unit or share of valuations of our equity used at June 30, 2016, December 31, 2015 and 2014. Management made the final determination as to valuation based on various inputs, including the valuation report prepared by the third party valuation firm." Please revise the disclosure to:
  * Clearly state the dates for which you have a third party valuation report.
  * Disclose the fair value of the common stock determined by management at June 30, 2016, December 31, 2015 and 2014.
  * Disclose the significant assumptions and methods used in determining the fair value of the common stock.

Results of Operations

Revenue, page 32

9.   We note your statement that you were "advised that [your] product was in compliance with the FDA medical food category." Please disclose who made this determination and who advised the company. Please also tell us whether there is any risk that Lumega-Z may not qualify as a medical food as defined by the FDA and whether such a determination may have a material impact on the company's operations or financial condition. Please also add risk factor disclosure to the extent appropriate.

Plan of Operations, page 37

10.   We note your revisions to pages 37 and 38 in response to our prior comment 15. However, we note that you have not addressed whether you will be submitting the results of the electrical safety testing to the FDA or whether the FDA will be involved in any way in the testing. Please revise your disclosure to provide such information. In addition, we note that your statement in the last paragraph of page 38 that your device is a Class I medical device that does not require pre-market approval. Please clarify whether the electrical safety testing is required prior to commercialization. Finally, as previously requested in our prior comment 15, please also revise the Government Regulation section

starting on page 45 to include a description of the effect of existing or probable government regulations relating to medical devices on your business.

Business

Overview, page 38

11.   We note your revisions to page 39 and 40 in response to our prior comment 18. Please expand your disclosure here and elsewhere as appropriate to clarify whether the over 1,200 patients who have been treated with Lumega-Z are being treated by physicians in your three testing clinics.

Competitive Strategy, page 42

12.   We note your statement that more than 90% of all AREDS-based nutritional products currently on the market are in tablet form but that others are in capsule or gel form. However, you also state that tablets are the only option available to doctors. Please reconcile this disclosure.

Management

Management Team, page 50

13.   We note your response to our prior comment 25 and reissue the comment in part. Please expand your disclosure in Vincent J. Roth's biography to disclose the names of any corporations or other organizations in which he was employed during the past five years.

Certain Relationships and Related Transactions, and Director Independence, page 54

14.   We note your response to our prior comment 30 that while the company was a limited liability company, amounts paid or accrued to Mr. Favish were considered management fees. Please reconcile your disclosure in the fourth paragraph of this section, as it appears that you accrued and paid management fees in the second half of 2015 and the first half of 2016, when you were a Delaware corporation. In addition, please revise your disclosure to clarify whether you owe Mr. Favish management fees as a result of not paying him management fees when due and disclose these amounts.

15.   With respect to your disclosure regarding related party indebtedness, please expand your disclosure to include a description of each related party transaction, the approximate dollar value of the amount involved in the transaction (i.e., the dollar amount of the convertible notes and promissory notes at issuance), the amount of such debt outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided and the rate or amount of interest payable on the indebtedness. Please refer to Item 404(a) of Regulation S-K.

You may contact Bonnie Baynes at (202) 551-4924 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Elliot H. Lutzker
        Davidoff Hutcher & Citron LLP